

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Via U.S. Mail and Fax (713)789-1430
Mr. Brian C. Voegele
Chief Financial Officer
Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, TX 77057

> **Re:** **Pride International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **File No. 1-13289**

Dear Mr. Voegele:

We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

Sincerely,

/s/ Chris White

Chris White
Branch Chief